UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Aduromed Industries, Inc.
                                (Name of Issuer)
                                  Common Stock
                         (Title of Class of Securities)
                                    00739T104
                                 (CUSIP Number)

                    Christopher J. & Jill L. Winners (JTWROS)
                               2100 Yacht Mischief
                             Newport Beach, CA 92660
                                  949-230-5292
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
                                January 23, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



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

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Jill L. Winners
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    -0-(1)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,767,357 (1)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    -0-(1)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,767,357 (1)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,767,357 (1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
     |-|
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     8.54%(2)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Reflects (i) 1,049,357 outstanding shares and (ii) 718,000 shares issuable upon exercise of warrants at an exercise price of $0.5571 per share. All of these outstanding shares and warrants are owned by Christopher J. Winners and Jill L. Winners jointly as joint tenants with rights of survivorship.


(2) Calculated on the basis of 20,683,239 shares of Common Stock of the Issuer outstanding as of January 8, 2007 (derived from Issuer's Form Schedule 14C filed with the Commission on January 8, 2007).

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Christopher J. Winners
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    -0-(1)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,767,357 (1)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    -0-(1)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,767,357 (1)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,767,357 (1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
     |-|
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     8.54%(2)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Reflects (i) 1,049,357 outstanding shares and (ii) 718,000 shares issuable upon exercise of warrants at an exercise price of $0.5571 per share. All of these outstanding shares and warrants are owned by Christopher J. Winners and Jill L. Winners jointly as joint tenants with rights of survivorship.


(2) Calculated on the basis of 20,683,239 shares of Common Stock of the Issuer outstanding as of January 8, 2007 (derived from Issuer's Form Schedule 14C filed with the Commission on January 8, 2007).
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER
     Title of Class of Securities: Common Stock $.0001 par value (the "Shares") Name and Address of Issuer:
         Aduromed Industries, Inc. (the "Issuer")
         3 Trowbridge Drive
         Bethel, CT 06801


ITEM 2.   IDENTITY AND BACKGROUND
Name of Reporting Persons: Christopher J. & Jill L. Winners (JTWROS)
Address of Reporting Persons: 2100 Yacht Mischief, Newport Beach, CA 92660 Present Principal Occupations: Mr. Winners is a chief financial officer of a private company. Mrs. Winners is not employed.

     During the past five years neither Mr. Winners nor Mrs. Winners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

At the time of a merger ("Merger") described below between the Issuer and Aduromed Corporation, a Delaware corporation ("Aduromed"), the Reporting Persons' beneficial interest in the Common Stock of the Issuer was derived from their beneficial ownership of shares of common stock of Aduromed received in consideration for a private placement financing transaction with Aduromed on August 2, 2005, and consists of (i) 359,000 post Merger shares acquired on date of financing, (ii) 690,357 post Merger shares upon conversion of the promissory note on September 14, 2005, plus (iii) 718,000 post Merger shares issuable upon exercise of warrants at an exercise price of $0.5571 per share. At the time of the Merger the Reporting Person's beneficial ownership of Aduromed common stock was converted to beneficial ownership of the Common Stock of Issuer. No part of the purchase price for those securities were represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting those Aduromed securities.

     On January 23 2006, pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of January 23, 2006 (the "Merger Agreement"), by and among Aduromed, the Issuer and GD Merger Sub, Inc., a Delaware corporation, and GD Merger Sub II, a Delaware corporation ("MergerSub"): (i) each share of outstanding common stock of Aduromed, par value $0.01 per share, beneficially owned by the Reporting Persons was converted into 1.795 shares of the Issuer's shares of Common Stock; and (ii) each warrant to purchase shares of Aduromed's common stock (the "Aduromed Warrant") beneficially owned by the Reporting Persons was converted into warrants to purchase such number of shares of the Issuer's Common Stock equal to (A) 1.795 multiplied by (B) the number of shares of common stock of Aduromed issuable upon exercise of such Aduromed Warrant. The Merger became effective on January 23, 2006.



ITEM 4.   PURPOSE OF TRANSACTION

Issuer's purpose in effecting the Merger was to acquire the business of Aduromed, which became Issuer's wholly-owned subsidiary, and to facilitate approximately $5 million funding for Aduromed's business which closed on January 24, 2006, pursuant to an Amended and Restated Securities Purchase Agreement dated as of January 23, 2006 (the "Purchase Agreement") by and among Aduromed, the Issuer and certain third party funding investors.

The Winners may sell some or all of their Shares from time to time in ordinary market transactions.

Except as set forth above, Christopher J. and Jill L. Winners have no present plans or proposals which relate to or would result in the occurrence of any of the events described in Items 4 (a) through (j) of Schedule 13D.



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
     (a)  Beneficially owned:

                    1,767,357 shares of Common Stock*

            Percent of class:

                    Based upon the 20,683,239 shares of Common Stock of the Issuer outstanding as of January 8, 2007 (derived from

                    Issuer's Form Schedule 14C filed with the Commission on January 8, 2007) the Reporting Persons hold approximately 8.54%* of the issued and outstanding Common Stock of the Issuer.

     (b) Number of shares to which Reporting Persons have: (i) Sole power to vote or direct the vote: -0-

                    (ii) Shared  power to vote or  direct  the  vote:  1,767,357 shares*.

                    (iii) Sole power to dispose of or to direct the  disposition of: -0-

                    (iv) Shared  power to dispose  of or direct the  disposition of: 1,767,357 shares.*

                    * The Reporting Persons beneficially own an aggregate of 1,767,357 shares of Common Stock. The foregoing amount of Common Stock represents (i) 1,049,357 outstanding shares and
                    (ii) 718,000 shares immediately issuable upon exercise of warrants at an exercise price of $0.5571 per share. All of these outstanding shares and warrants are owned by Christopher J. Winners and Jill L. Winners jointly as joint tenants with rights of survivorship and together hold all dispositive interest over its shares held of record, and warrants for Common Stock held by it. Therefore, for purposes of Rule 13d-3 under the Act, the Reporting Person may be deemed to be a beneficial owner of such shares.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


Exhibit        Exhibit
  No.          Description
-------        -----------------------------------------------------------------

  1            Joint Filing Agreement dated February 7, 2007 between Christopher
               J. Winners and Jill L. Winners.


                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2007                /s/ Jill L. Winners
                                       -----------------------------------------
                                       Jill L. Winners

                                       /s/ Christopher J. Winners
                                       -----------------------------------------
                                       Christopher J. Winners






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